December 20, 2006

Raymond P.L. Cannefax
President and Chief Executive Officer
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah 84119

> **Re: Paradigm Medical Industries, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed December 11, 2006**
> **File No. 333-137334**

Dear Mr. Cannefax:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee

1.   We note your response to prior comment 1. However, the exhibits you cite refer to refer to an agreement "made and entered into" after the date of filing the registration statement. Therefore, we are unable to agree with your analysis, and we reissue the comment as it applies to how your activity was consistent with Section 5 of the Securities Act.

Outstanding Commitments to Issue Shares, page 4

2.   Given the possibility that you would have insufficient shares to issue all of the stock registered for resale, please ask your counsel to provide us its analysis of

how it was able to provide an unconditional opinion as exhibit 5. If an unconditional opinion cannot be filed, it is unclear why it is appropriate for a registration statement to be declared effective to permit the offer of shares you may not be authorized to issue.

Selling Stockholders, page 54

3.   Please refer to prior comment 3. Given the nature and size of the transactions with the selling stockholders, we are unable to agree with your analysis that the transaction being registered is appropriately characterized as a transaction that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i). Because the offering of the underlying common stock may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement before the time that the selling stockholders convert the outstanding shares and acquire the common stock. At that time, you may register the transaction on the form on which you are eligible to register a primary offering; identify the investors as selling stockholders and underwriters in the registration statement and include the price at which the underwriters will sell the securities.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Randall A. Mackey, Esq.